[INDEGLIA & CARNEY, P.C. LETTERHEAD]

E-Mail:	greg@indegliacarney.com

September 14, 2011

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	HII Technologies, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of HII Technologies, Inc. (the “Company”), we are furnishing for filing via EDGAR the Company’s General Form for Registration Statement of its common stock under Section 12(g) of the Securities Exchange Act of 1934 on Form 10.

Please direct all comments and inquiries regarding this filing to me at (949) 679-9560.

Very truly yours,

Indeglia & Carney, P.C.

/s/ Gregory R. Carney

Gregory R. Carney